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                           June 23, 2020

       Saiid Zarrabian
       Chief Executive Officer
       DelMar Pharmaceuticals, Inc.
       12707 High Bluff Drive, Suite 200
       San Diego, CA 92130

                                                        Re: DelMar
Pharmaceuticals, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed June 16, 2020
                                                            File No. 333-239215

       Dear Mr. Zarrabian:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Paul
Fischer at 202-551-3415 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Steve Skolnick, Esq.